Exhibit 99.1

Scotiabank Enters Into Agreement for the Sale of Scotia Plaza

TORONTO, May 22, 2012 /CNW/ - Scotiabank today announced that it has entered into an agreement to sell its interest in the Scotia Plaza complex to Dundee REIT and H&R REIT for approximately $1.266 billion dollars.  This agreement is the result of a process that began in January and the sale is expected to close on or about June 20, 2012.

"Scotiabank is the only large bank that currently owns its headquarters in downtown Toronto, and given market conditions, this was an opportune time to maximize the value from those holdings," said Sabi Marwah, Scotiabank Vice-Chairman and Chief Operating Officer.  "We have also entered into a lease arrangement that will keep us as lead tenant of Scotia Plaza for a number of years."

Scotiabank announced that it has entered into a lease agreement to secure its occupancy as the anchor tenant throughout the Scotia Plaza complex for an average of 13.5 years, including in the main tower at 40 King Street West, and in the historic bank building at 44 King Street West.  There are other ancillary properties on the city block that are included in the sale.  The complex contains about 2 million square feet of rentable area.  Scotiabank occupies 61% of the area and the complex is currently 99.5% occupied.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 77,000 employees, Scotiabank and its affiliates serve some 19 million customers in more than 55 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. With assets of $637 billion (as at January 31, 2012), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

%CIK: 0000009631

For further information:

Andrew Chornenky, Scotiabank, at 416-866-4826, or andrew.chornenky@scotiabank.com

CO: Scotiabank

CNW 17:24e 22-MAY-12